                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


           BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (U.S.)

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998





                                                                         PAGE

Financial Statements:

Report of Independent Accountants .................................        1

Statements of Net Assets Available for
 Benefits as of December 30, 1999 and 1998 ........................        2

Statement of Changes in Net Assets
 Available for Benefits for the period ended December 30, 1999 ....        3

Notes to Financial Statements .....................................      4-7

Supplemental Schedules:*

Signature .........................................................        8

Consent of Independent Accountants ................................        9





* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754 9090


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Banco Popular de Puerto Rico
Employees' Stock Plan (U.S.)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Employees' Stock Plan (U.S.) (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for benefits for the period ended December 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As further discussed in Note 1 to the financial statements, effective December 30, 1999, the Plan was merged into the Popular, Inc. U.S.A. Profit Sharing 401(K) Plan.

/s/ PRICEWATERHOUSECOOPERS LLP

June 5, 2000

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1644758 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1999 AND 1998



                                                      1999           1998

                                     ASSETS

Investments, at fair value -
 Popular, Inc. common stock, 263,806
  shares in 1998                                   $       --     $8,771,549
Temporary cash investment fund                             --         85,686
Profit sharing receivable                                  --        370,279
Dividend and interest receivable                           --         37,016
Contribution receivable                                    --          8,468
                                                   ----------     ----------

   Total assets                                            --      9,272,998
                                                   ----------     ----------

                                   LIABILITIES

Stock purchased payable                                    --     $   43,744
                                                   ----------     ----------

   Total liabilities                                       --         43,744
                                                   ----------     ----------

   Net assets available for benefits               $       --     $9,229,254
                                                   ----------     ----------



   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 30, 1999



Additions (deductions) to net assets attributed to:
  Investment income:
    Net depreciation in fair value of investments                       $   (862,110)
    Interest                                                                   3,106
    Dividends                                                                119,761
                                                                        ------------

      Total investment income                                               (739,243)
                                                                        ------------

  Contributions:
    Employer                                                                  47,572
    Participants                                                             174,646
                                                                        ------------

      Total contributions                                                    222,218
                                                                        ------------

      Total additions                                                       (517,025)
                                                                        ------------

Deductions from net assets attributed to:
  Benefits paid to participants and withdrawals                              768,896
  Rollover to other qualified plan                                         7,943,333
                                                                        ------------

      Total deductions                                                     8,712,229
                                                                        ------------

Net decrease during the year                                              (9,229,254)

Net assets available for benefits:
  Beginning of the year                                                    9,229,254
                                                                        ------------

  End of year                                                           $         --
                                                                        ------------


   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


1.       DESCRIPTION OF PLAN

         General

         The Board of Directors of Banco Popular de Puerto Rico (the "Bank") created the Banco Popular de Puerto Rico Employees' Stock Plan (U.S.) (the "Plan") effective April 1, 1995. It is a defined contribution plan for the purpose of providing employees of Banco Popular, who are residents of the United States of America, Tortola and the U.S. Virgin Islands with a tax favored approach for saving money for retirement with the ability to share in the Bank's future through the purchase of Popular, Inc. (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA"). The Plan covers substantially all employees of the Bank residents in the defined areas, who have at least three months of service, and are age eighteen or older.

         During November 1999, the assets related to the employees of the Bank who are residents of the state of New York of the United States of America were rolled over to the Popular, Inc. U.S.A. Profit Sharing/ 401(k) Plan ("Popular USA Plan") , a qualified plan under ERISA. The total rollover amount was approximately $5,950,000 (based on the market value of the 786,764 shares transferred as well as the converted cash (approximately $12,800) as of the date of the transfer) and was included as "rollovers to other qualified plans" in the accompanying Statement of Changes in Assets Available for Benefits.

         As of December 30, 1999 the Plan was merged into the Popular USA Plan and the remaining assets of the Plan were rolled over to the Popular U.S.A. Plan. These assets had a market value of approximately $2,001,000 as of December 30, 1999 representing 76,080 shares of Popular, Inc. Common Stock and $8,210 in cash net of an unsettled trade liability of approximately $7,500.

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         Contributions

         Plan participants may authorize the Bank to make payroll deductions under the Plan up to 10% of their monthly compensation before overtime, commissions, bonuses and any other special compensation. At no time may a participant's contribution exceed the lesser of 10% of compensation, as defined, or $10,000. The Bank makes two types of contributions: a) based on the Bank's profitability and b) a matching contribution for those who elect to contribute to the Plan. The Bank matches participant's savings contributions at the rate of 50 cents for each dollar of a participant's contribution on the first 2% of participant's compensation.

         Participant Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching and profit sharing contribution and (b) Plan earnings. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. Any dividends that are paid by Popular, Inc. shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


         Rollovers represent contributions of participants from other qualified plans.

         Vesting

         Participants are immediately vested in the shares of Popular Inc. stock purchased with their voluntary contributions, including additional shares purchased from dividends paid on shares originally purchased with participants contributions. The Bank's contributions vest in accordance with the following vesting schedule:


                        YEAR OF SERVICE              VESTING %

                         Less than 3                      0
                          At least 3                     20
                          At least 4                     40
                          At least 5                     60
                          At least 6                     80
                          7 or more                     100

         The Board of Directors of the Bank resolved that effective January 1, 1999, the participants that were employed by the Bank on December 31, 1998 and became employed by Banco Popular North America on January 1, 1999 were 100% vested in all of their amounts.

         Payment of Benefits

         Participants receive the vested portion of their individual accounts when their employment with the Bank ends. No withdrawals are permitted prior to that time. On termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest as a lump sum distribution in cash or shares of Popular Inc. common stock or a combination of both. In the case of a participant's death, the entire vested amount is paid to the person or persons legally entitled thereto.

         Investments

         The Plan invests exclusively in Popular, Inc. common stock.

         Plan Expenses and Administration

         The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Bank. All expenses of the Plan are borne by the Bank.

         Forfeited Accounts

         Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the current value of such forfeited amounts shall be restored

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


         to the participant's account. At December 30, 1999, no forfeitures have occurred due to the fact that the plan has been in place for less than five (5) years and thus, the severance period for terminated participants has not lapsed.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements of the Plan are prepared on the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments Valuation and Income Recognition

         Plan's investments are presented at fair value. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade-date basis, dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Bank matching contributions are recorded in the Plan during the year in which the Bank makes the payroll deductions. These contributions are placed temporarily in a cash investment fund.

         Transfer of Assets to Another Plans

         Bank employees or retirees may elect to transfer their savings to other plans qualified by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (U.S.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


3.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Bank approved a profit sharing contribution of $370,279, based on 1998 Bank earnings. This amount is recorded in the accompanying financial statements as a receivable as of December 30, 1998, and was subsequently collected during January 1999.

         The Bank will allocate the 1999 profit sharing contribution to the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan and as such no receivable amount related to the profit sharing contribution was recorded as of December 30, 1999.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Bank by a letter dated January 19, 1996, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (401(a) and 401(k)) (IRC), thus entitling exemption from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           BANCO POPULAR DE PUERTO RICO
                                           EMPLOYEES' STOCK PLAN (U.S.)
                                                  (Name of Plan)



                                    By:      /s/ Maria Isabel Burckhart
                                             -----------------------------------
                                                 Maria Isabel Burckhart
                                                 Authorized Representative



                                    By:      /s/ Jorge A. Junquera
                                             -----------------------------------
                                                 Jorge A. Junquera
                                                 Authorized Representative
                                                 in the United States



Date: June 27, 2000



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